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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No.)*

BLUE WATER ACQUISITION CORPORATION

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                               (Name of Issuer)

Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant

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                        (Title of Class of Securities)

                                  09607T203

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                                (CUSIP Number)

December 15, 2020

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            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                            [ ] Rule 13d-1(b)

                            [X] Rule 13d-1(c)

                            [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and

for any subsequent   amendment   containing   information  which  would  alter

disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be  subject  to all other  provisions  of the Act  (however, see the

Notes).

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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION

                 NO. OF ABOVE PERSON

                 WEISS ASSET MANAGEMENT LP

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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (A) [ ]

                (B) [ ]

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3.                SEC USE ONLY

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4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE

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                              5.     SOLE VOTING POWER

                                     0

  NUMBER OF                  --------------------------------------------------

   SHARES                     6.     SHARED VOTING POWER

BENEFICIALLY

OWNED BY                          475,000

EACH                      --------------------------------------------------

 REPORTING                    7.     SOLE DISPOSITIVE POWER

  PERSON

   WITH:                             0

                             --------------------------------------------------

                              8.     SHARED DISPOSITIVE POWER

                                     475,000

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9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 475,000

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10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

                 CERTAIN SHARES*                                          [ ]

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11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.50%

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12.               TYPE OF REPORTING PERSON*

                 IA – Investment Adviser

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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION

                 NO. OF ABOVE PERSON

                 BIP GP LLC

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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (A) [ ]

                (B) [ ]

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3.                SEC USE ONLY

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4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE

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                              5.     SOLE VOTING POWER

                                     0

  NUMBER OF                  --------------------------------------------------

   SHARES                     6.     SHARED VOTING POWER

BENEFICIALLY

OWNED BY                          299,250

EACH                      --------------------------------------------------

 REPORTING                    7.     SOLE DISPOSITIVE POWER

  PERSON

   WITH:                             0

                             --------------------------------------------------

                              8.     SHARED DISPOSITIVE POWER

                                     299,250

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9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 299,250

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10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

                 CERTAIN SHARES*                                          [ ]

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11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 5.99%

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12.               TYPE OF REPORTING PERSON*

                 00 – Limited Liability Company

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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION

                 NO. OF ABOVE PERSON

                 WAM GP LLC

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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (A) [ ]

                (B) [ ]

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3.                SEC USE ONLY

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4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE

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                              5.     SOLE VOTING POWER

                                     0

  NUMBER OF                  --------------------------------------------------

   SHARES                     6.     SHARED VOTING POWER

BENEFICIALLY

OWNED BY                          475,000

EACH                      --------------------------------------------------

 REPORTING                    7.     SOLE DISPOSITIVE POWER

  PERSON

   WITH:                             0

                             --------------------------------------------------

                              8.     SHARED DISPOSITIVE POWER

                                     475,000

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9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 475,000

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10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

                 CERTAIN SHARES*                                          [ ]

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11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.50%

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12.               TYPE OF REPORTING PERSON*

                 HC – Parent Holding Company/Control Person

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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION

                 NO. OF ABOVE PERSON

                 ANDREW M. WEISS, PH.D.

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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 (A) [ ]

                 (B) [ ]

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3.                SEC USE ONLY

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4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                 USA

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                              5.     SOLE VOTING POWER

                                     0

  NUMBER OF                  --------------------------------------------------

   SHARES                     6.     SHARED VOTING POWER

BENEFICIALLY

OWNED BY                          475,000

EACH                      --------------------------------------------------

 REPORTING                    7.     SOLE DISPOSITIVE POWER

  PERSON

   WITH:                             0

                             --------------------------------------------------

                              8.     SHARED DISPOSITIVE POWER

                                     475,000

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9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 475,000

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10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

                 CERTAIN SHARES*                                          [ ]

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11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.50%

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12.               TYPE OF REPORTING PERSON*

                 HC – Parent Holding Company/Control Person

ITEM 1.

     (a) Name of Issuer:  BLUE WATER ACQUISITION CORPORATION

                        ------------------------------------------------

     (b) Address of Issuer's Principal Executive Offices:

15 E. PUTNAM AVENUE SUITE 363

GREENWICH CT 06830

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ITEM 2.

     (a) and (c): Name and Citizenship of Persons Filing:

(i)  BIP GP LLC, a Delaware limited liability company (“BIP GP”).

(ii)  Weiss Asset Management LP, a Delaware limited partnership ("Weiss        Asset Management").

(iii)  WAM GP LLC, a Delaware limited liability company (“WAM GP”).

      (iv) Andrew M. Weiss, Ph.D., a United States citizen (“Andrew Weiss”).

     (b):  Address of Principal Business Office:

     BIP GP, Weiss Asset Management, WAM GP, and Andrew Weiss have a business address of 222 Berkeley St., 16th floor, Boston, Massachusetts 02116

     (d) Title of Class of Securities: Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant

        -------------------------------------

     (e) CUSIP Number: 09607T203

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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK

       WHETHER THE PERSON FILING IS A:

    (a)  [ ] Broker or Dealer registered under Section 15 of the Act

             (15 U.S.C. 78o).

    (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act

             (15 U.S.C. 78c).

    (d)  [ ] Investment  Company  registered  under section 8 of the Investment

             Company Act of 1940 (15 U.S.C. 80a-8).

    (e)  [ ] Investment  Adviser registered under section 203 of the Investment

             Advisers Act or under the laws of any State

    (f)  [ ] Employee  Benefit  Plan,  Pension  fund  which is  subject to the provisions of the Employee  Retirement  Income Security Act of

             1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

    (g)  [ ] A Parent Holding Company  or  control  person, in  accordance with

             Section 240.13d-1(b)(ii)(G)

    (h)  [ ] A Savings  Association  as defined in Section  3(b) of the Federal

             Deposit Insurance Act (12 U.S.C. 1813)

    (i)  [ ] A  Church  Plan  that  is  excluded  from  the  definition  of  an investment  company under Section  3(c)(14) of the Investment

             Company Act of 1940 (15 U.S.C. 80a-3)

    (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

ITEM 4.   OWNERSHIP

BIP GP*

     (a) Amount Beneficially Owned:  299,250

                                    -------------------------------------------

     (b) Percent of Class:  5.99%

                           ----------------------------------------------------

     (c) Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote:   0

                                                        -----------------------

       (ii)  shared power to vote or to direct the vote:  299,250

                                                          ---------------------

       (iii) sole power to dispose or to direct the disposition of:  0

                                                                     ----------

       (iv)  shared power to dispose or to direct the disposition of: 299,250

                                                                      ----------

WEISS ASSET MANAGEMENT*

     (a) Amount Beneficially Owned:  475,000

                                    -------------------------------------------

     (b) Percent of Class:  9.50%

                           ----------------------------------------------------

     (c) Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote:   0

                                                        -----------------------

       (ii)  shared power to vote or to direct the vote:  475,000

                                                          ---------------------

       (iii) sole power to dispose or to direct the disposition of:  0

                                                                     ----------

       (iv)  shared power to dispose or to direct the disposition of: 475,000

                                                                      ----------

WAM GP*

     (a) Amount Beneficially Owned:  475,000

                                    -------------------------------------------

     (b) Percent of Class:  9.50%

                           ----------------------------------------------------

     (c) Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote:    0

                                                        -----------------------

       (ii)  shared power to vote or to direct the vote:  475,000

                                                          ---------------------

       (iii) sole power to dispose or to direct the disposition of:  0

                                                                     ----------

       (iv)  shared power to dispose or to direct the disposition of: 475,000

                                                                      ----------

 ANDREW M. WEISS, PH.D.*

     (a) Amount Beneficially Owned:  475,000

                                    -------------------------------------------

     (b) Percent of Class:  9.50%

                           ----------------------------------------------------

     (c) Number of shares as to which such person has:

       (i)  sole power to vote or to direct the vote:    0

                                                       ------------------------

       (ii) shared power to vote or to direct the vote:  475,000

       -----------------------

       (iii) sole power to dispose or to direct the disposition of:   0

                  -----------

       (iv) shared power to dispose or to direct the disposition of: 475,000

                                                                     -----------

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* Shares reported for BIP GP include shares beneficially owned by a private investment partnership (the “Partnership”) of which BIP GP is the sole general partner. Weiss Asset Management is the sole investment manager to the Partnership. WAM GP is the sole general partner of Weiss Asset Management. Andrew Weiss is the managing member of WAM GP and BIP GP. Shares reported for WAM GP, Andrew Weiss and Weiss Asset Management include shares beneficially owned by the Partnership (and reported above for BIP GP).

Each of BIP GP, WAM GP, Weiss Asset Management, and Andrew Weiss disclaims beneficial ownership of the shares reported herein as beneficially owned by each except to the extent of their respective pecuniary interest therein. The percent of class computations are based on 5,000,000 units issued and outstanding as of December 15, 2020, as reported in the Prospectus of the Issuer, which was filed with the SEC on December 16, 2020.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting  person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not Applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE

        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL

        PERSON

     See Item 4.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

     Not Applicable

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1Joint Filing Agreement

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information  set forth in this statement is true, complete and correct.

Dated:  December 23, 2020

                          WEISS ASSET MANAGEMENT LP

By:  /s/ Georgiy Nikitin

-----------------------------------

Georgiy Nikitin, Chief Compliance Officer

BIP GP LLC

By:  /s/ Georgiy Nikitin

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Georgiy Nikitin, Chief Compliance Officer

WAM GP LLC

By:  /s/ Georgiy Nikitin

-----------------------------------

Georgiy Nikitin, Chief Compliance Officer

ANDREW M. WEISS, PH.D.

By:  /s/ Georgiy Nikitin

-----------------------------------

Georgiy Nikitin, Attorney-in-Fact for Andrew Weiss**

_____

** Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on January 25, 2017 in respect of its holding in Quinpario Acquisition Corp. 2.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, Weiss Asset Management LP, BIP GP LLC, WAM GP LLC, and Andrew M. Weiss, hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G and/or 13D (including any and all amendments thereto) with respect to the Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant  of BLUE WATER ACQUISITION CORPORATION , and further agree that this Joint Filing Agreement, as may be amended from time to time, shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and/or 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 23, 2020.

                          WEISS ASSET MANAGEMENT LP

By:  /s/ Georgiy Nikitin

-----------------------------------

Georgiy Nikitin, Chief Compliance Officer

BIP GP LLC

By:  /s/ Georgiy Nikitin

-----------------------------------

Georgiy Nikitin, Chief Compliance Officer

WAM GP LLC

By:  /s/ Georgiy Nikitin

-----------------------------------

Georgiy Nikitin, Chief Compliance Officer

ANDREW M. WEISS, PH.D.

By:  /s/ Georgiy Nikitin

-----------------------------------

Georgiy Nikitin, Attorney-in-Fact for Andrew Weiss**

** Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on January 25, 2017 in respect of its holding in Quinpario Acquisition Corp. 2.